                                                    2600 Citadel Plaza Dr., Suite 300
                                                    Houston, Texas 77008
                                                    800.688.8865
                                                    713.866.6049 Fax
                                                    www.weingarten.com

June 8, 2009

VIA FACSIMILE

Peggy Kim, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:           Weingarten Realty Investors Schedule TO-I filed June 1, 2009 File No. 5-43286

Dear Ms. Kim:

In connection to the Securities and Exchange Commission (the "Commission") comments regarding the Weingarten Realty Investors (the "Company") Schedule TO-I filed June 1, 2009 (the "filing") we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President and
Chief Financial Officer